

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via Email
Troy A. Covey
Principal Executive Officer
APT MotoVox Group, Inc.
8844 Hillcrest Road
Kansas City, MO 64138

> **Re:**   **APT MotoVox Group, Inc. f/k/a Frozen Food Gift Group, Inc.**
> **Form 8-K**
> **Filed March 28, 2014**
> **Response dated July 25, 2014**
> **File No. 000-54597**

Dear Mr. Covey:

We have reviewed your response to our letter dated July 25, 2014 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1 in our letter dated June 30, 2014. However, we continue to disagree that you were not a shell company prior to the share exchange with APT Group, Inc. in light of the limited nature of your assets and operations. In particular, we note that throughout fiscal year 2013, you reported that you possessed no inventory, sold no goods to customers, and generated no revenues. Additionally, you reported nominal assets of $2,725 at the end of fourth quarter 2013, which was the fiscal quarter immediately preceding the share exchange with APT Group, Inc. Notwithstanding your response to our prior comments, where you indicate that you were "mak[ing] progress on the new initiatives in 2013," you had no operations in your stated line of business, which you acknowledge by indicating that you were "going through a change to [your] business model." Accordingly, you are required to amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K.

2. We note the disclosure in your current report on Form 8-K filed on June 6, 2014 that you were "temporarily delay[ing] the release of [your] 2012 and 2013 audited and consolidated financial statements" as required by Regulation S-X "until the first week of July 2014." This information was required to be provided 71 days after you filed your Form 8-K on March 28, 2014, if not sooner considering our comment above regarding your shell company status. Accordingly, you are required to file such information immediately pursuant to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gary Blum, Esq.